UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32193

Corporate Asset Backed Corporation, on behalf of

CABCO Series 2004-101 Trust (Goldman Sachs Capital I)

(Exact name of registrant as specified in its charter)

68 South Service Road

Suite 120

Melville, New York

(631) 587-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$150,000,000 CABCO Series 2004-101 Trust (Goldman Sachs Capital I)

Floating Rate Callable Certificates

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934 Corporate Asset Backed Corporation, on behalf of CABCO Series 2004-101 Trust (Goldman Sachs Capital I) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 18, 2019	Corporate Asset Backed Corporation, as Depositor of CABCO Series 2004-101 Trust (Goldman Sachs Capital I)

	By:	/s/ Lee Thompson
	Name:	Lee Thompson
	Title:	Vice President